Exhibit 99.1

Ramon Amilibia

1111 Crandon Boulevard, Apt. #A707

Key Biscayne, Florida 33149

December 16, 2013

VIA OVERNIGHT DELIVERY

The Board of Directors of

Southern Trust Securities Holding Corp.

c/o Robert Escobio, Chief Executive Officer

145 Almeria Avenue

Coral Gables, Florida 33134

Dear Mr Escobio:

Thank you for your letter of December 9, 2013.

Please note that my letter of November 21, 2013 was intended as a serious proposal. Based upon the December 12, 2013 trading price of the Company’s common shares, the proposal represents a 100% premium over the current trading price. We would further note that in light of the extremely limited trading market for the Company’s shares, we believe that the current quoted price is likely well above the amount which a holder would actually receive upon a sale of a significant number of shares.

We also note that the current performance of the Company will likely render the common stock worthless and severely impair the value of the preferred. As such, in addition to the significant premium over market, based upon the financial performance of the Company, we believe that $0.10 per share is an extremely fair offer.

Your December 9 letter indicates that the proposal was considered by the Board of Directors. My letter of November 21 contemplated a change in the Board of Directors and management practices. As all current members of the Board of Directors have interests in the proposal which are not aligned with the balance of either the common or preferred shareholders of the Company, we do not believe that they can fairly consider it. We therefore call upon the Board to act in accordance with its fiduciary duties and take the appropriate actions.

The Board of Directors of

Southern Trust Securities Holding Corp.

c/o Robert Escobio, Chief Executive Officer

December 16, 2013

In summary, the offer presented was very serious, but in an effort to move this matter forward, I would be happy to entertain a serious counter proposal from you.

I expect to hear from you shortly.

Sincerely,

/s/ Ramon Amilibia

Ramon Amilibia